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Brand Manager at Hawaii Cider Company

Kailua Kona, Hawaii

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Hawaii Cider Company

Kapiolani Community College

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500+ connections

I help grow businesses and ideas using technology, community, and creative thinking. My clients have included small to enterprise sized companies in various industries including: bio technology, emergency services, banking, art, sustainable business, and the food and beverage industry. I have ...

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Experience

VP / Brand Manager

Hawaii Cider Company

May 2016 – Present · 2 yrs 7 mos

Captain Cook, Hawaii

Hawaii Cider Company is Hawaii's first locally sourced and locally produced cider Business.

Business Development Responsibilities

- Providing support and development related to Hawaii Cider Co. fundraising and venture capital acquisition
- Technology management related to necessary tools and support systems employed by Hawaii Cider Co.
- Assist and collaborate in general Hawaii Cider Co. organizational development incl... See more

Ola Brew Co.

Business Development

Ola Brew Co.

May 2016 – Present · 2 yrs 7 mos

Kailua-Kona, Hawaii

La 'au Pono

President and CIO

La'au Pono

Apr 2016 – Present · 2 yrs 8 mos

Hawaii County, HI

La'au Pono is a Hawaii based life sciences company. The company focuses on research and development and manufacturing of value-added AG products and plant technology. The company is made up of a dynamic array of talented and experienced professionals in the fields of agronomy, horticulture, chemistry, and the manufacture of consumer food and p... See more

Hawaiian Ola

President / Brand Manager

Hawaiian Ola

Nov 2011 – Present · 7 yrs 1 mo

Kona, Hawaii

At DragoNoni (DBA Hawaiian Ola), Chris manages the company's brand and social community. Brand management involves creating and controlling the company's voice, target audience, visual identity, keywords, written content, message delivery strategy, and marketing platforms.
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President

Hawaiian Ethos LLC.

Dec 2015 – Dec 2016 · 1 yr 1 mo
Hawaii County, HI

On April 29th, Hawaiian Ethos LLC. was awarded a license in Hawaii County to provide Medical Marijuana to qualifying local patients. Hawaiian Ethos' Mission: Is to ensure qualifying Hawaii Island residents access to evidence–based treatment choices for medical–grade cannabinoids.
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Education

Kapiolani Community College

Bachelor's Degree, Molecular Biology

2015 – 2016

Can't imagine a more beautiful place to grind out these units.

Santa Rosa Junior College

Bachelor of Applied Science (BASc), Molecular Biology

2012 – 2016

Shifted field of study to Biology in 2012. Prior: Studied CIS (Computer Information Science) and Business Administration.

